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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 7 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMPUTER SCIENCES CORPORATION
                           (Name of Subject Company)

                         ------------------------------

                          CAI COMPUTER SERVICES CORP.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   20536310-4
                     (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                     PRESIDENT AND CHIEF OPERATING OFFICER
                  C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11788-7000
                           TELEPHONE: (516) 342-5224
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                         ------------------------------

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000

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    This Statement amends and supplements the Tender Offer Statement on Schedule
14D-1 filed with the Securities and Exchange Commission on February 17, 1998, as previously amended (the "Schedule 14D-1"), relating to the offer by CAI Computer Services Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Computer Sciences Corporation, a Nevada corporation ("CSC"), together with (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) has been satisfied) the Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $108 per Share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

ITEM 10. ADDITIONAL INFORMATION.

    On March 6, 1998, Computer Associates issued a press release announcing that it has terminated the bank commitments for financing the Offer. The terms of such commitments were described in Section 12 of the Offer to Purchase. A copy of the March 6, 1998 press release is attached as Exhibit (a)(16) to this Statement, and is incorporated herein by reference.

    On March 9, 1998, Computer Associates issued a press release announcing that it has received a request for additional information and documents from the Antitrust Division of the Department of Justice relating to Computer Associates' offer to acquire CSC. A copy of the March 9, 1998 press release is attached as Exhibit (a)(17) to this Statement, and is incorporated herein by reference.

    As it has previously announced, Computer Associates will not extend the Offer, which is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 16, 1998. Under the present circumstances, Computer Associates believes that the conditions to the Offer (as described in the Offer to Purchase) can not be satisfied as of the date and time the Offer is scheduled to expire, and that the Offer will expire with no Shares accepted for payment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                                   EXHIBIT NAME
-----------  -----------------------------------------------------------------------------------------------------

(a)(16)      Text of press release issued by Computer Associates dated March 6, 1998.

(a)(17)      Text of press release issued by Computer Associates dated March 9, 1998.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1998

                                CAI COMPUTER SERVICES CORP.

                                By   /s/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Vice President and Treasurer

                                COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                By   /s/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Senior Vice President and
                                           Chief Financial Officer

                                       3
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT NAME
-----------  -----------------------------------------------------------------------------------------------------

(a)(16)      Text of press release issued by Computer Associates dated March 6, 1998.

(a)(17)      Text of press release issued by Computer Associates dated March 9, 1998.

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